DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
NA



1. NAME OF REPORTING PERSON
Bulldog Investors General Partnership,
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

601,700

8. SHARED VOTING POWER

NA
9. SOLE DISPOSITIVE POWER

601,700_____________________________________________________

10. SHARED DISPOSITIVE POWER
NA

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

601,700

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

14.47%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________






The following constitutes Amendment No. 7 to the Schedule 13D filed by Bulldog Investors, Phillip Goldstein and Andrew Dakos on May 19, 2005. This Amendment No.7 amends and supersedes that
Schedule 13D as specifically set forth.


Item 2 is amended as follows:
Item 2. IDENTITY AND BACKGROUND
  This statement is filed on behalf of Bulldog Investors General Partnership (?BIGP?), 60 Heritage Drive, Pleasantville, NY 10570. BIGP is a general partnership whose business is to make investments and to take actions deemed necessary to increase the value of its investments. The managing general partner of BIGP is Kimball and Winthrop, Inc., 60 Heritage Drive, Pleasantville, NY 10570. Phillip Goldstein is President of Kimball and Winthrop, Inc.

This statement is also filed on behalf of Phillip Goldstein, 60
Heritage Drive, Pleasantville NY 10570 and accounts managed by
Mr. Goldstein.

During the past 5 years none of the above has been convicted in a criminal proceeding, nor been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Phillip Goldstein is a United States citizen.



Item 4 is amended as follows:
Item 4. PURPOSE OF TRANSACTION
The filing persons have submitted the attached letter (Exhibit
1) to the issuer.

Item 5 is amended as follows:
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
a. As per the proxy statement filed on February 7, 2005 there were 4,157,116.63 shares outstanding as of January 12, 2005. The percentage set forth in this item (5a) was derived using such number.

BIGP beneficially own an aggregate of 452,100 shares of NRL or 10.87% of the outstanding shares. Phillip Goldstein beneficially owns an additional 149,600 shares of NRL or 3.6% of the outstanding shares held in accounts jointly with his wife, or in accounts managed by Mr. Goldstein

Power to dispose and vote securities lies solely with BIGP for shares beneficially owned by BIGP and with Mr. Goldstein for shares held jointly by Mr. Goldstein and his wife and for shares held in accounts managed by Mr. Goldstein.

c. During the last sixty days the following shares of common stock were purchased, unless previously reported (there were no sales):
Date	# Shares	Price

5/15/2006	700	22.75
5/18/2006	2,000	23
5/22/2006	3,000	22.3
5/22/2006	3,000	22.25
5/23/2006	3,000	22.45
5/31/2006	3,000	22.6
6/14/2006	3,600	22.6
6/16/2006	2,300	23.15
6/16/2006	1,700	23.15
6/19/2006	2,500	23
6/19/2006	2,500	23
6/23/2006	3,300	22.9
7/3/2006	1,800	23.9906
7/5/2006	8,000	24.2325
7/5/2006	2,000	24.22
7/7/2006	3,000	24.2
7/10/2006	300	24.2
7/11/2006	1,000	24.25




d. BIGP or beneficial owners of accounts managed by Mr.
Goldstein are entitled to receive any dividend or sales proceeds.

e.NA

Item 7 has been amended as follows:
Item 7: Exhibit 1
Letter to Issuer

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 14, 2006

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein
President, Kimball and Winthrop, Inc.
Managing General Partner, BIGP






Exhibit 1. Letter to Issuer



60 Heritage Drive, Pleasantville, NY 10570
(914) 747-5262 // Fax: (914) 747-5258//oplp@optonline.net
      		July 14, 2006

Michael L. Hirschfeld
Milbank, Tweed, Hadley & McCloy LLP
One Chase Manhattan Plaza
New York, New York 10005-1413

Dear Mr. Hirschfeld:

On December 18, 2005, we wrote you the following letter:

On November 23, 2005, we wrote a letter to the board of directors of Neuberger Berman Real Estate Income Fund Inc.
(the ?Fund?) advising it that we had acquired an aggregate of 478,093 shares representing 11.5006% of the Fund?s outstanding shares. On November 29, 2005, you advised us that the Fund had amended the poison pill so that ?its implementation is not required when the triggering threshold is exceeded by an acquisition that the Board determines to be DE MINIMUS.?

We still want to trigger the pill because (1) we don?t approve of poison pills generally, and (2) we think triggering the poison pill will lead to a settlement of the costly litigation about its legitimacy. Since November 23, 2005, we have acquired more shares of the Fund. As of December 16, 2005 our group beneficially owns 491,593 shares representing 11.8253% of the Fund?s outstanding shares. Please tell us how many shares we have to buy to exceed the triggering threshold by more than a DE MINIMUS amount. Thank you.

We never received a response to that letter but on April 12, 2006, the board announced that it had adopted a new poison pill with a 15% trigger. We now own 14.47% of the Fund?s outstanding shares and we would like to continue to acquire shares. Can you tell us exactly how many shares we can acquire before the board will implement the poison pill? Unless the board is willing to specify this number, shareholders have no way of knowing what the real trigger is. If we do not get a response by July 21, 2006, we will assume that the board does not intend to implement the poison pill even if we acquire more than 15% of the outstanding shares.

Thank you for your prompt attention to this matter.

   			Very truly yours,


					Phillip Goldstein